UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68991 / February 27, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15185

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In the Matter of

	:	
MEDIS TECHNOLOGIES LTD.,	:	
MODERN MEDICAL MODALITIES CORP.,	:	ORDER MAKING FINDINGS
NATIONAL DATACOMPUTER, INC.,	:	AND REVOKING
NEW MEDIA LOTTERY SERVICES, INC.,	:	REGISTRATIONS BY DEFAULT
SINO-BON ENTERTAINMENT, INC.,	:	AS TO SIX RESPONDENTS
TAMIR BIOTECHNOLOGY, INC., and	:	
TECHMEDIA ADVERTISING, INC.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding on January 25, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Order Instituting Proceedings (OIP) alleges that Medis Technologies Ltd. (Medis), Modern Medical Modalities Corp. (Modern Medical), National Datacomputer, Inc. (National Datacomputer), New Media Lottery Services, Inc. (New Media), Sino-Bon Entertainment, Inc. (Sino-Bon), and TechMedia Advertising, Inc. (TechMedia), (collectively, Respondents) have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

Respondents were served with the OIP by February 1, 2013. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents did not answer the allegations in the OIP within ten days after service, as required, and did not show cause, in response to my February 15, 2013, Order, why they should not be defaulted. See OIP at 4; 17 C.F.R. § 201.220(b).

Respondents are in default because they failed to answer or otherwise defend this proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). This proceeding is determined against them upon consideration of the record, including the OIP, the allegations of which are deemed to be true. See 17 C.F.R. § 201.155(a).

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[1] Tamir Biotechnology, Inc. (Tamir), filed a Declaration of Craig Carpenito in Response to Show Cause Order and as Answer to OIP on February 25, 2013, and thus remains in the proceeding. A telephonic prehearing conference as to Tamir will be held on February 28, 2013, at 12:00 p.m. EST.

FINDINGS OF FACT

Medis, Central Index Key (CIK) No. 1090507, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Medis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of over $43 million for the prior six months. As of January 15, 2013, the company's stock (symbol "MDTL") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Modern Medical, CIK No. 902635, is a New Jersey corporation located in Union, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Modern Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $227,000 for the prior three months. As of January 15, 2013, the company's stock (symbol "MODM") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

National Datacomputer, CIK No. 812880, is a Delaware corporation located in Bedford, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   National Datacomputer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of over $288,000 for the prior year. As of January 15, 2013, the company's stock (symbol "NDCP") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

New Media, CIK No. 1172635, is a void Delaware corporation located in Harrisonburg, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 30, 2010, which reported a net loss of over $5.5 million for the prior year. As of January 15, 2013, the company's stock (symbol "NWMD") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sino-Bon, CIK No. 1119809, is a revoked Nevada corporation located in Shenzhen City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sino-Bon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of January 15, 2013, the company's stock (symbol "SIBO") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TechMedia, CIK No. 1415605, is a defaulted Nevada corporation located in Singapore with a class of securities registered with the Commission pursuant to Exchange Act Section

12(g). TechMedia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended April 30, 2010, which reported a net loss of over $2.7 million for the prior nine months. As of January 15, 2013, the company's stock (symbol "TECM") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeatedly failing to file timely periodic reports with the Commission, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW AND SANCTIONS

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering Respondents' delinquent filings, it is necessary and appropriate for the protection of investors to revoke the registration of each class of their registered securities, pursuant to Section 12(j) of the Exchange Act.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Medis Technologies Ltd., Modern Medical Modalities Corp., National Datacomputer, Inc., New Media Lottery Services, Inc., Sino-Bon Entertainment, Inc., and TechMedia Advertising, Inc., is revoked.

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Cameron Elliot
Administrative Law Judge